Kinetic Resources Corporation

December 9, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Anne Nguyen Parker, Branch Chief
c/o Caroline Kim, Esq., Staff Attorney
100 F. Street NE
Washington, D.C. 20549-3561

Re:          Kinetic Resources Corporation
Registration Statement on Form S-1/A  (Amendment No. 3)
Filed November 22, 2010
File No.: 333-169346

Dear Ms. Nguyen-Parker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kinetic Resources Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9 a.m. Eastern Standard Time on Monday, December 13, 2010, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Kinetic Resources Corporation

By: /s/ Luis Antonio Delgado Gonzalez
       Luis Antonio Delgado Gonzalez, President and CEO